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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERACTIVE INTELLIGENCE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Michael J. Tavlin
Senior Vice President and Chief Financial Officer
Interactive Intelligence, Inc.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268
(317) 872-3000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

James A. Aschleman, Esq.
Baker & Daniels
300 North Meridian Street, Suite 2700
Indianapolis, Indiana 46204
(317)237-0300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$31,251,532	$6,251

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,480,000 shares of common stock of Interactive Intelligence, Inc. having an aggregate value of $31,251,532 as of April 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/ /
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	/ /	third party tender offer subject to Rule 14d-1.
	/x/	issuer tender offer subject to Rule 13e-4.
	/ /	going-private transaction subject to Rule 13e-3.
	/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 45839M 10 3.

Item 1.  Summary Term Sheet.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated April 26, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

    (a) The name of the issuer is Interactive Intelligence, Inc., an Indiana corporation (the "Company"). The address of its principal executive offices is 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. The telephone number at that address is (317) 872-3000.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Company's 1999 Stock Option and Incentive Plan (the "Plan") to purchase approximately 1,480,000 shares of the Company's Common Stock, par value $0.01 per share ("Option Shares"), for new options that will be granted under the Plan (the "New Options"), on the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of the Company or one of its subsidiaries, you will not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

    (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange in Schedule A ("Information Concerning the Directors and Executive Officers of Interactive Intelligence") is incorporated herein by reference.

Item 4.  Terms of the Transaction.

    (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") are incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

    (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference. The Company has entered into an option agreement with each option holder. The form of such option agreements are attached hereto as Exhibits (d)(3) and (d)(4).

Item 6.  Purposes of the Transaction and Plans or Proposals.

    (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

    (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

    (b) Not applicable.

    (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

    (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

    (a) Not applicable.

Item 10.  Financial Statements.

    (a) The information set forth on pages 35 through 50 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference.

    (b) Not applicable.

Item 11.  Additional Information.

    (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

    (b) Not applicable.

Item 12.  Exhibits.

    (a) (1) Offer to Exchange all Outstanding Options for New Options dated April 26, 2001.

      (2) Election Form.

      (3) Memorandum from Michael J. Tavlin to Employees dated April 26, 2001.

      (4) Notice to Change Election from Accept to Reject.

      (5) Form of Promise to Grant Stock Option(s).

      (6) Interactive Intelligence, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, and incorporated herein by reference.

    (b) Not applicable.

      (d) (1) Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan as amended February 22, 2000, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.

        (2) Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan Prospectus.

        (3) Interactive Intelligence, Inc. Form of Agreement for Incentive Stock Options under 1999 Stock Option and Incentive Plan.

        (4) Interactive Intelligence, Inc. Form of Agreement for Non qualified Stock Options under 1999 Stock Option and Incentive Plan.

      (g) Not applicable.

      (h) Not applicable.

Item 13.  Information Required by Schedule 13e-3.

    (a) Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTERACTIVE INTELLIGENCE, INC.

	By:	/s/ MICHAEL J. TAVLIN Senior Vice President and Chief Financial Officer
Date: April 26, 2001

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange all Outstanding Options for New Options dated April 26, 2001.
(a)(2)	Election Form.
(a)(3)	Memorandum from Michael J. Tavlin to Employees dated April 26, 2001.
(a)(4)	Notice to Change Election from Accept to Reject.
(a)(5)	Form of Promise to Grant Stock Option(s).
(a)(6)
Interactive Intelligence, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001, and incorporated herein by reference.
(d)(1)
Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan as amended February 22, 2000, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(d)(2)	Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan Prospectus.
(d)(3)	Interactive Intelligence, Inc. Form of Agreement for Incentive Stock Options under 1999 Stock Option and Incentive Plan.
(d)(4)	Interactive Intelligence, Inc. Form of Agreement for Nonqualified Stock Options under 1999 Stock Option and Incentive Plan.

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SIGNATURE
INDEX TO EXHIBITS